EXHIBIT 21

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTIONS OF INCORPORATION

1. InFocus Benelux BV	Netherlands

2. InFocus Systems Asia Pte, Ltd	Singapore

3. InFocus Systems (Shanghai) Co. Ltd.	China

4. Motif Inc. (50% ownership)	Delaware

5. InFocus Norge AS	Norway

6. InFocus GmbH	Germany

7. InFocus SARL	France

8. InFocus Sweden AB	Sweden

9. InFocus AG	Switzerland

10. InFocus International BV	Netherlands

11. InFocus International (Cayman) Limited	Cayman Islands

12. South Mountain Technologies Ltd. (50% ownership)	Cayman Islands

13. South Mountain Technologies (USA) Inc. (50% ownership)	Oregon

14. Shenzhen South Mountain Technologies Ltd (50% ownership)	China

15. InFocus Systems International Holding Company (Cayman), Ltd.	Cayman Islands